ROUGE RESOURCES LTD.
(An Exploration Stage Company)

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED OCTOBER 31, 2012

(Expressed in Canadian Dollars)

•	Statements of Financial Position

•	Statements of Comprehensive Loss

•	Changes in Shareholders’ Equity (Deficiency)

•	Statements of Cash Flows

•	Notes to Financial Statements

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They include appropriate accounting principles, judgement and estimates in accordance with IFRS for interim financial statements.

The Company’s independent auditors have not performed a review of these condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditors.

Rouge Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars – unaudited)

		October 31,		January 31,

	Notes	2012	2011	2012
				(audited)
ASSETS

Current assets
Cash		$426,676	$54,991	$17,823
Harmonized sales tax refundable		10,440	6,139	2,951
Prepaid expenses		2,684	-	-
		439,800	61,130	20,774
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment – net	4	2,005	2,945	2,587
Exploration and evaluation assets	5	268,574	212,879	212,879
		277,479	222,724	222,366

TOTAL ASSETS		$717,279	$283,854	$243,140

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$3,248	$93,728	$58,030*
Related party payables	7	98,961	215,736	254,118*
		102,209	309,464	312,148
Non-current liabilities
Loan payable	8	39,676	-	39,676

TOTAL LIABILIITES		141,885	309,464	351,824

SHAREHOLDERS’ EQUITY (DEFICENCY)

Share capital	9	3,960,878	3,110,796	3,110,796
Equity component of convertible note		53,357	53,357	53,357
Deficit		(3,438,841)	(3,189,763)	(3,272,837)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		575,394	(25,610)	(108,684)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		$717,279	$283,854	$243,140

Going concern	1

* Reclassified to conform with October 31, 2012 presentation

Approved on behalf of the Board of Directors:

“Linda Smith”	“Ronald McGregor”
Director	Director

See accompanying notes to these condensed interim financial statements	2

Rouge Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Expressed in Canadian dollars – unaudited)

						Year ended
	Notes	Three months ended October 31,		Nine months ended October 31,		January 31,
		2012	2011	2012	2011	2012
						(audited)
Expenses
Amortization	4	$194	$216	$582	$649	$1,008
Accounting and audit fees		6,676	3,233	9,950	13,558	36,262
Listing application expenses	9	(5,167)	37,900	60,506	65,865 *	90,507
Management fees	7	15,000	15,000	45,000	45,000	60,000
Office and miscellaneous		7,815	13,683	26,862	42,230	55,859
Professional fees		8,083	2,013	9,850	8,822 *	11,125
Transfer agent and filing fees		2,288	4,564	11,798	13,231	16,360
Travel and promotion		695	1,768	1,456	6,855	8,163

Comprehensive loss		$(35,584)	$(78,377)	$(166,004)	$(196,210)	$(279,284)

Loss per share – basic and diluted	9	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding – basic and diluted		43,395,084	40,565,171	41,515,361	40,565,171	40,565,171

* Reclassified to conform with October 31, 2012 presentation

See accompanying notes to these condensed interim financial statements	3

Rouge Resources Ltd.
Condensed Interim Statement of Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars – unaudited)

				Equity
		Common Shares		Component of
	Notes	Number	Amount	Convertible Note	Deficit	Total

Balance at February 1, 2011		40,565,171	$3,110,796	$53,357	$(2,993,553)	$170,600

Comprehensive loss for the nine months ended October 31, 2011					(196,210)	(196,210)

Balance at October 31, 2011		40,565,171	$3,110,796	$53,357	$(3,189,763)	$(25,610)

Balance at November 1, 2011		40,565,171	$3,110,796	$53,357	$(3,189,763)	$(25,610)

Comprehensive loss for the three months ended January 31, 2012					(83,074)	(83,074)

Balance at January 31, 2012		40,565,171	$3,110,796	$53,357	$(3,272,837)	$(108,684)

Balance at February 1, 2012		40,565,171	$3,110,796	$53,357	$(3,272,837)	$(108,684)

Proceeds from common shares issued	9	4,068,000	1,017,000			1,017,000
Share issue costs	9		(166,918)			(166,918)
Comprehensive loss for the nine months ended October 31, 2012					(166,004)	(166,004)

Balance at October 31, 2012		44,633,171	$3,960,878	$53,357	$(3,438,841)	$(575,394)

See accompanying notes to these condensed interim financial statements	4

Rouge Resources Ltd.
Condensed Interim Statements of Cash Flows
(Expressed in Canadian dollars – unaudited)

					Year ended
	Three months ended October 31,		Nine months ended October 31,		January 31,
	2012	2011	2012	2011	2012
					(audited)
Operating activities
Comprehensive loss	$(35,584)	$(78,377)	$(166,004)	$(196,210)	$(279,284)
Adjustments for non-cash item: Amortization	194	216	582	649	1,008
	(35,390)	(78,161)	(165,422)	(195,561)	(278,276)
Changes in non-cash working capital items:
Harmonized sales tax refundable	(6,187)	(2,513)	(7,489)	2,280	5,468
Prepaid expenses	(2,684)	-	(2,684)	-	-
Trade payables and accrued liabilities	(120,284)	(3,514)	(54,782)	1,206	14,217

Net cash flows used in operating activities	(164,545)	(84,188)	(230,377)	(192,075)	(258,591)

Investing activities
Expenditures on equipment	-	-	-	(709)	(709)
Expenditures on exploration and evaluation assets	(39,328)	-	(55,695)	(12,000)	(12,000)

Net cash flows used in investing activities	(39,328)	-	(55,695)	(12,709)	(12,709)

Financing activities
Related party payables	(219,533)	30,464	(155,157)	114,823	144,171
Proceeds from common shares issued – net of share issue costs	742,082	-	850,082	-	-

Net cash flows from financing activities	522,549	30,464	694,925	114,823	144,171

Increase (decrease) in cash	318,676	(53,724)	408,853	(89,961)	(127,129)
Cash, beginning	108,000	108,715	17,823	144,952	144,952

Cash, end	$426,676	$54,991	$426,676	$54,991	$17,823

See accompanying notes to these condensed interim financial statements	5

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

1.          Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated on March 31, 1988 in British Columbia, Canada. The Company’s registered office address is located at 203 - 409 Granville St., Vancouver, British Columbia, V6C 1T2. The Company is an exploration stage company engaged in the acquisition, exploration and development of exploration and evaluation assets in Canada. The Company continues to monitor claims in North-Central Ontario and plans to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company. Prior to August 30, 2012, the common shares were only quoted on the OTC:BB in the United States under the symbol ROUGF and now, effective on this date, are also listed for trading on the TSX Venture Exchange under the symbol ROU.

These condensed interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at October 31, 2012, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day business activities through its operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating expenses over the next twelve months from existing cash reserves, loans from officers/ directors, and/or private placement of common shares.

2.          Significant accounting policies and basis of preparation

These financial statements were authorized for issue on December 10, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards
These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2012 filed on SEDAR and EDGAR. However, this interim financial report does provide selected significant disclosures that are required in the annual financial statements under IFRS.

Basis of preparation
These condensed interim financial statements are presented in Canadian dollars unless otherwise noted; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

Significant accounting judgments, estimates and assumptions
The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated based on management’s experience and other factors, including expectations of future events believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

6

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, measurement of accrued liabilities and recoverability/ measurement of deferred tax assets and liabilities. Actual results may differ from these estimates and judgments.

Foreign currency translation and balances
The functional currency of the Company is measured using the currency of the primary economic environment in which it operates. The financial statements are presented in Canadian dollars which is the Company’s functional currency.

Foreign currency transactions, where applicable, are translated into Canadian dollars using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items, if any, are recognized in the Statement of Comprehensive Loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in the Statement of Comprehensive Loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets
Exploration and evaluation expenditures are capitalized including the costs of acquiring licenses, the costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Costs incurred before the Company obtains the legal rights to explore an area are expensed immediately in the Statement of Comprehensive Loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property. When a license is relinquished or a project is abandoned, the related costs are written-off immediately in the Statement of Comprehensive Loss.

Exploration and evaluation assets are assessed for impairment if: (i) insufficient data exists to determine technical feasibility and commercial viability; and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. If the carrying values cannot be recovered or the carrying values relate to properties that have lapsed, the unrecoverable amounts are expensed.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

The recoverability of the carrying values of exploration and evaluation assets is dependent on: (i) the existence of economically recoverable ore reserves; (ii) the ability to obtain necessary financing to complete the development of such ore reserves; and (iii) the possible success of future operations or, alternatively, sale of the respective areas of interest. The Company has not yet determined whether any of its exploration and evaluation assets contain economically recoverable reserves. Amounts capitalized as exploration and evaluation assets represent costs incurred to date, less write-downs and recoveries, and do not necessarily reflect present or future values.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

When and if options are granted on exploration and evaluation assets or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed cost, the excess proceeds are reported as a gain.

Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under this method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Any stock options or share purchase warrants outstanding cause the calculation of diluted loss per share to be anti-dilutive and are therefore not included in the calculation.

Share-based payments
The Company has a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Compensation expense is recognized and the corresponding amount is recorded in the share option reserve. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When the options are exercised, share capital is credited for the consideration received and the related share option reserve is decreased.

Financial instruments
The Company classifies its financial instruments in the following categories: fair value through profit or loss investments (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale investments and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with unrealized changes in carrying value being included in profit or loss.

The Company’s cash, harmonized sales tax refundable and credit card security deposit are classified as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, or classified as non-current assets where maturities are greater than 12 months after the end of the reporting period.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and the Company’s intention is to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss investments, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets which are recognized in profit or loss.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Transaction costs related to financial instruments include professional, consulting, regulatory, agency commissions and other costs that are incremental to the acquisition, issuance or disposition of financial assets, liabilities or equity instruments. Transaction costs are initially charged to the related financial instrument or equity instrument, except where the financial instrument is classified as fair value through profit or loss investments, in which case transaction costs are expensed to Statement of Comprehensive Loss immediately.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets
The carrying amount of the Company’s non-financial assets, namely its exploration and evaluation assets, is reviewed for indications of impairment at each reporting date. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized in the Statement of Comprehensive Loss when the carrying amount of the asset, or its cash-generating unit, exceeds its recoverable amount.

The recoverable amount is the greater of the asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash flows from other assets or groups of assets. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist due to a change in the estimates used to determine the recoverable amount. However, the reversal can not result in an amount greater than the carrying amount (net of depreciation or amortization) that would have been determined had no impairment loss been recognized in previous years. An impairment loss with respect to goodwill is never reversed.

Assets that have an indefinite useful life (ie. not subject to amortization) are tested annually for impairment.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

Income taxes
Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax
Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares
On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred and a deferred tax liability is recognized. The reduction to the flow-through tax liability is recognized in profit or loss as other income.

To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company has not identified any significant restoration and environmental obligations in its operations. Accordingly, no provision has been made.

Equipment
Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part, if applicable, is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets down to their residual values at the rate of 30% per year.

3.          Accounting standards issued but not yet effective

Certain pronouncements have been issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations have not been early adopted in these financial statements and are not expected to have a material effect on the Company’s future results and financial position:

 a)          IFRS 9 Financial Instruments (New to replace IAS 39 and IFRIC 9)
 b)          IFRS 10 Consolidated Financial Statements (New to replace consolidation requirements in IAS 27 as amended in 2008 and SIC-12)
 c)          IFRS 11 Joint Arrangements (New to replace IAS 31 and SIC-13)
 d)          IFRS 12 Disclosure of Interests in Other Entities (New to replace disclosure requirements in IAS 27 as amended in 2008, IAS 28 (as revised in 2003 and IAS 31)
 e)          IFRS 13 Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs)
 f)          IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Other Comprehensive Income)
 g)          IAS 19 Employee Benefits (Amended in 2011)
 h)          IAS 27 Separate Financial Statements (Amended in 2011)
 i)          IAS 28 Investments in Associates and Joint Ventures (Amended in 2011), and
 j)          IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

4.          Equipment

		Accumulated	Net book
	Cost	amortization	Value

Balance at February 1, 2011	$8,001	$(5,115)	$2,886
Additions	709		709
Amortization		(1,008)	(1,008)

Balance at January 31, 2012	$8,710	$(6,123)	$2,587
Additions	-		-
Amortization		(582)	(582)

Balance at October 31, 2012	$8,710	$(6,705)	$2,005

5.          Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the nine months ended October 31, 2012 and the year ended January 31, 2012:

	North-Central Ontario		Total for	Total for
	Dotted Lake	Lampson Lake	nine months	year ended
	mining claims	mining claims	ended October 31,	January 31,
			2012	2012

Property acquisition costs
Balance, beginning	$15,261	$21,033	$36,294	$24,294

Additions	9,346	16,000	25,346	12,000

Balance, end	24,607	$37,033	$61,640	$36,294

Exploration and evaluation costs
Balance, beginning	$176,585	$-	$176,585	$176,585
Additions
Drilling and related costs
Field and camp costs	21,478		21,478
Geological consulting/ reporting	3,488		3,488
Project administration	3,606		3,606
Soil sample analysis	1,778		1,778
Travel and accommodation
	30,349		30,349
Balance, end	$206,934	$-	$206,934	$176,585

Total balance, end	$231,541	$37,033	$268,574	$212,879

The original Dotted Lake Property (“Dotted Lake Property”) consisted of one claim acquired by the Company in 2001 which was allowed to lapse in 2002 then was re-staked by the Company in March 2003 at a cost of $4,206. In October 2009, the Company expanded its 100% interest in this Property from a single claim to ten claims at a cost of $11,055. Title to the Property, originally held in trust for the Company by a director of the Company, was transferred to the Company during the year ended January 31, 2012.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

During the quarter ended October 31, 2012, the Company paid $9,346 as reimbursement to a Company director for costs incurred on behalf of the Company in connection with the staking of six additional claims contiguous to the original Dotted Lake claims. The Company has sixteen claims now in the Dotted Lake area plus an option to purchase an additional two adjacent claims as described below.

On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors (the “Optionors”) regarding two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $25,000 is made on or before April 20, 2013.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

6.          Trade payables and accrued liabilities

			As at
	As at October 31,		January 31,
	2012	2011	2012

Trade payables	$2,648	$87,282	$22,730
Accrued liabilities		6,447	35,300
Related party payable	-	-	-*
	$3,248	$93,729	$58,030

* Reclassified to conform with October 31, 2012 presentation

7.          Related party payables and transactions

			As at
	As at October 31,		January 31,
	2012	2011	2012

Payable to two directors and officers of the Company	$98,961	$215,736	$254,118*

* Reclassified to conform with October 31, 2012 presentation

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

All amounts payable to related parties are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with two directors and officers of the Company during the nine months ended October 31, 2012 and 2011 and the year ended January 31, 2012:

			Year ended
	Nine months ended October 31,		January 31,
	2012	2011	2012
Accounting and financial reporting services	$9,950	$-	$-
Management services	45,000	45,000	$60,000
Office rent	22,500	22,500	30,000
	$77,450	$45,000	$90,000

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

8.          Loan payable

In February 2012, the Company entered into an agreement to defer $39,676 of debt owed to a professional advisor to a date beyond July 31, 2013. Accordingly, this amount was reclassified from current to a long term liability as at January 31, 2012 and remains the same as at October 31, 2012. The amount is unsecured and non-interest bearing.

9.          Share capital

Authorized share capital
Unlimited number of common shares without par value.

Issued share capital
At October 31, 2012, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171) of which 4,068,000 shares were issued on August 28, 2012 in connection with the closure of two private placement financings, one brokered and the other non-brokered, subject to a four month hold period..

Private placements
The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the “Agent”) and the non-brokered raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The common shares issued and any common shares issued upon exercise of the warrants are subject to a four month hold period which expires on December 29, 2012.

Regarding the brokered private placement, the share issue costs totaled $166,918 including a 7% cash commission of $58,030 and a $30,000 corporate finance fee paid to the Agent. In addition, regulatory, accounting, legal and transfer agent fees were paid and charged to share issue costs.

The net proceeds received by the Company from the two financings, after deducting the share issue costs, totaled $850,082. The Company intends to use these funds to eliminate the current working capital deficiency; continue acquisition and exploration activities on the Dotted Lake Property; complete the option agreement regarding purchase of the adjacent Lampson Lake claims; and meet on-going working capital requirements.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

The financings were completed following conditional approval of the Company’s Listing Application on April 25, 2012 by the TSX Venture Exchange and the shares commenced trading on August 30, 2012 under the symbol ROU.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the nine months ended October 31, 2012 was based on the comprehensive loss attributable to common shareholders of $166,004 (October 31, 2011 - $196,210) and the weighted average number of common shares outstanding of 41,515,361 (October 31, 2011 – 40,565,171). Diluted loss per share did not include the 4,068,000 warrants as the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share

In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

Options granted typically will vest one-third per year on each anniversary subsequent to the grant date. On exercise, each option allows the holder to purchasae one common share of the Company.

At October 31, 2012, the Company had not granted any stock options.

Share purchase warrants
On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in share purchase warrants outstanding during the nine months ended October 31, 2012 and the year ended January 31, 2012 are as follows:

	Nine Months Ended		Year Ended
	October 31, 2012		January 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning	30,000,000	$0.10	30,000,000	$0.10
Warrants issued	4,068,000	0.40	-
Warrants expired	(30,000,000)		-

Balance, ending	4,068,000	$0.40	30,000,000	$0.10

On April 30, 2012, 30,000,000 warrants expired without being exercised. On August 30, 2012, 4,068,000 warrants were issued in connection with the two private placement financings referred to above.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

10.        Income taxes

The Company has non-capital losses available for carry forward against future taxable income totaling approximately $1,354,000, excluding the comprehensive loss of $166,004 for nine months ended October 31, 2012, which expire as follows:

2015	$84,000
2026	132,000
2027	176,000
2028	152,000
2029	183,000
2030	105,000
2031	243,000
2032	279,000
$1,354,000

In addition, the Company has certain tax credits in respect of resource exploration costs incurred amounting to approximately $413,000 which, subject to certain restrictions, are available to offset future taxable income.

The application of both the non-capital losses and the exploration tax credits against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency. A valuation allowance has been used to offset the net benefit related to the future tax assets due to the uncertainty associated with the ultimate realization of the non-capital losses and resource allowances before expiry.

11.        Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit and security deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its value-added tax refundable which is minimal since it is due from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an on-going basis. The Company ensures there are sufficient funds to meet short-term business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from Company directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Classification of financial instruments
Financial assets included in the Statement of Financial Position are as follows:

			As at
	As at October 31,		January 31,
	2012	2011	2012
Financial assets:
Cash	$426,676	$54,991	$17,823
Harmonized sales tax refundable	10,440	6,139	2,951
Credit card security deposit	6,900	6,900	6,900
	$444,016	$68,030	$27,674

Other financial liabilities included in the Statement of Financial position are as follows:

			As at
	As at October 31,		January 31,
	2012	2011	2012
Other financial liabilities:
Trade payables	$2,648	$87,281	$18,430*
Related party payables	98,961	215,736	254,118*
Loan payable	39,676	-	39,676
	$141,285	$303,017	$312,224

     * Reclassified to conform with July 31, 2012 presentation Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine months ended October 31, 2012 and 2011

Financial assets measured at fair value as at October 31, 2012 and January 31, 2012 are as follows:

	As at October 31, 2012
	Level 1	Level 2	Level 3
Cash	$426,676	$-	$-
Harmonized sales tax refundable	10,440
Credit card security deposit	6,900

	As at January 31, 2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Harmonized sales tax refundable	2,951
Credit card security deposit	6,900

12.        Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash and cash equivalents.

There were no changes in the Company's approach to capital management during the year.

The Company is subject to certain requirements in relation to its use of funds raised through the issuance of flow-through shares. These funds have to be incurred for eligible exploration expenditures in accordance with Canadian federal and certain provincial income tax acts. During the year, the Company complied with the requirements.

13.        Segmented information

The Company operates in a single reportable operating segment being the acquisition, exploration and development of mineral properties, currently all located in Canada.